Mail Stop 3561

      June 12, 2006

Steven Chan, President
Driftwood Ventures, Inc.
1463 Park Drive
Surrey, British Columbia
Canada V3R 5P2

      Re:	Driftwood Ventures, Inc.
      Amendment No. 4 to Registration Statement on
      Form SB-2
      Filed May 11, 2006
      File No. 333-124829

Dear Mr. Chan:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 19
1. Please also file the necessary consents for both Mr. Lawrence Stephenson, a professional geologist and Mr. Glen Macdonald, a professional geologist who are named as conducting work with respect to the phase one exploration program on the Silver Creek claim. Please refer to Rule 436 of Regulation C in this regard.
2. Please remove the promotional statement on page 20 that "[t]he area particularly has significant values of gold."
Plan of Operations, page 24
3. We note the disclosure on page 24 that "[w]e anticipate
commencing
the phase two program in the summer of 2006." Please update to discuss any steps the company has taken to begin the phase two program.
4. We note that the total expenditures over the next twelve months are expected to be $20,000. We also note that the company had cash
of $19,951 as of May 11, 2006.   Please discuss how the company
will
fund its operations over the next twelve months. Please reconcile this disclosure with the statement on page 25 that "[t]here are no definitive plans for the directors to loan funds to us."

General
5. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendments.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Angela Halac at (202) 551- 3398 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.


		Sincerely,




      John Reynolds
      Assistant Director

cc:	Fax: (604) 831-2735